As filed with the Securities and Exchange Commission on November 7, 2012	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

YY INC.
(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of issuer’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
United States
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, NY 10017
United States
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong (+852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (+852) 2514-7600	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom (+44) 20 7532-1400

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing the right to receive twenty Class A common shares of YY Inc.	300,000,000 American Depositary Shares	$0.05	$15,000,000	$2,046
(1)	For the purpose of this table only the term “unit” is defined as one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Paragraphs (14) and (15)

	(iii)	The procedure for collecting and distributing dividends	Face of Receipt – Paragraphs (2), (4), (8), (9) Reverse of Receipt – Paragraphs (13) and (21)

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Paragraph (12) Reverse of Receipt – Paragraphs (14), (15) and (21)

	(v)	The sale or exercise of rights	Face of Receipt – Paragraphs (2), (6), (9) Reverse of Receipt – Paragraphs (13), (14) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3), (4), (6), (8) and (9) Reverse of Receipt – Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Paragraphs (20) and (21) (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Paragraph (12)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (8), (9) and (10) Reverse of Receipt – Paragraph (22)

	(x)	Limitation on the depositary’s liability	Face of Receipt – Paragraph (10) Reverse of Receipt – Paragraphs (15), (16), (17) and (18)

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Paragraph (9)

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Paragraph (12)

YY Inc. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Commission.  These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 7, 2012.

Legal entity created by the Deposit Agreement for the issuance of Receipts for Class A common shares, par value $0.00001 per share, of YY Inc.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
Name Michael Fitzpatrick
Title Vice President

By:	/s/ Michael Curran
Name Michael Curran
Title Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, YY Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, People’s Republic of China, on November 7, 2012.

YY Inc.

By:	/s/ David Xueling Li
	Name:	David Xueling Li
	Title:	Chief Executive Officer, Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Xueling Li and Eric He as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all such capacities, to sign any or all amendments (including post-effective amendments and supplements) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the following persons in the following capacities on November 7, 2012.

Signature	Title	Date

/s/ David Xueling Li	Chief Executive Officer and Director	November 7, 2012
Name: David Xueling Li	(principal executive officer)

/s/ Eric He	Chief Financial Officer	November 7, 2012
Name: Eric He	(principal financial and principal accounting officer)

/s/ Jun Lei
Name: Jun Lei	Chairman of the Board and Director	November 7, 2012

/s/ Tony Bin Zhao
Name: Tony Bin Zhao	Director and Chief Technology Officer	November 7, 2012

/s/ Qin Liu
Name: Qin Liu	Director	November 7, 2012

/s/ Alexander Barrett Hartigan
Name: Alexander Barrett Hartigan	Director	November 7, 2012

/s/ Jenny Hong Wei Lee
Name: Jenny Hong Wei Lee	Independent Director	November 7, 2012

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of YY Inc., has signed this registration statement or amendment thereto in the City of New York, State of New York, on November 7, 2012.

Authorized U.S. representative Diana Arias

By:	/s/ Diana Arias
	Name:	Diana Arias
	Title:	Senior Managing Officer Law Debenture Corporate Services Inc

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement

(d)	Opinion of White & Case LLP, counsel to the Depositary